KNIGHT KNOX DEVLOPMENT CORP.

January 23, 2015

Securities and Exchange Commission
Attn:            Mara Ransom, Assistant Director
Division of Corporation Finance
Washington, D.C. 20549

RE:            Knight Knox Development Corp.
Registration Statement on Form S-1
Filed October 8, 2014
File No. 333-199213

Dear Mara Ransom:

The undersigned registrant (the "Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Wednesday, January 28, 2015, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Knight Knox Development Corp.

/s/ James Manley
James Manley
President